Exhibit 99.2

COSCIENS BIOPHARMA INC.

Report of Voting Results

Submitted Pursuant to

Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

June 18, 2026

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, this report describes the matters voted upon and the outcome of the votes at the annual general and special meeting of shareholders (the “Meeting”) of COSCIENS Biopharma Inc. (the “Company”) held on June 17, 2026. Each of the matters voted upon is described in greater detail in the Company’s management information circular in respect of the Meeting dated May 18, 2026 (the “Circular”).

(a)	All six nominees outlined below and set forth in the Circular were elected as directors of the Company to hold office until the termination of the next annual meeting of the Company’s shareholders or until their successors are duly elected or appointed, or their office is vacated earlier. The following are the voting results on this matter:

Name of Nominee	Votes For	% For	Votes Against	% Against
Anthony J. Giovinazzo	793,544	91.39%	74,808	8.61%
Ulrich Kosciessa	837,242	96.42%	31,110	3.58%
Ronald W. Miller	752,573	86.67%	115,779	13.33%
Peter H. Puccetti	837,883	96.49%	30,469	3.51%
Robert A. Seager	789,115	90.88%	79,237	9.12%
David Spear	796,000	91.67%	72,352	8.33%

(b)	Deloitte LLP was appointed as the Company’s auditors and the directors were authorized to fix the remuneration to be paid to the auditors. The following are the voting results on this matter:

Matter	Votes For	% For	Votes Withheld	% Withheld
Appointment of Auditors	956,845	90.44%	101,179	9.56%

(c)	The special resolution in the form set out in the Circular approving an amendment to the Company’s articles to: (i) consolidate (the “Consolidation”) the common shares of the Company (the “Common Shares”) on the basis of one post-consolidation Common Share for every 150 pre-Consolidation Common Shares; and (ii) subsequently splitting the post-Consolidation Common Shares on the basis of 50 Common Shares for every one (1) post-Consolidation Common Share, as more particularly described in the Circular was approved. The following are the voting results on this matter:

Special Resolution

Matter	Votes For	% For	Votes Against	% Against
Share Capital Amendment Resolution	736,777	84.85%	131,575	15.15%

Majority of Minority Approval*

Matter	Votes For	% For	Votes Against	% Against
Share Capital Amendment Resolution	719,242	84.54%	131,575	15.46%

* Excludes 17,535 Common Shares owned or controlled by directors and officers of the Company pursuant to Multilateral Instrument 61-101 – Protection Minority Security Holders in Special Transactions, as more particularly described in the Circular.

Dated this 18th day of June, 2026.

COSCIENS BIOPHARMA INC.

By:	(signed) “Giuliano La Fratta”
Name:	Giuliano La Fratta
Title	Chief Financial Officer